



HYDR8™

HYDR8
9.5+ pH
ALKALINE WATER

Capability Statement

HYDR8 US LLC is a premium bottled water company proudly sourced and produced in the United States. As a woman-owned business and proud supporter of Veterans and First Responders through the Gary Sinise Foundation, HYDR8 combines quality hydration with purpose-driven impact.

Every bottle reflects our mission to honor America's heroes while delivering exceptional products to retailers, consumers, and community partners nationwide.

Our Approach

At HYDR8, our approach is rooted in purpose-driven hydration and premium quality. Every bottle we produce is proudly sourced and bottled in the United States, ensuring that our products reflect the highest standards of purity, taste, and trust.

Our American Artesian Water® comes from certified American aquifers, naturally filtered and enriched with trace minerals, delivering a smooth, refreshing taste with a natural pH above 7.8.

In addition, our American Alkaline Water™ undergoes a proprietary process that includes purification and ionization with minerals, raising the pH to a powerful 9.5. This process not only enhances hydration but also adds beneficial trace minerals, resulting in a crisp, clean finish.

Together, our artesian and alkaline lines reflect HYDR8's mission to provide America's premium hydration while honoring Veterans and First Responders through our proud support of the Gary Sinise Foundation.

Projected Impact

- **Retail Growth** – Expansion into major retailers (Walmart, DG, 7-11, Kroger) projected to drive multi-million-dollar annual revenue within 3 yrs.
- **Mission Funding** – Continued support of the Gary Sinise Foundation, with significant donations tied directly to sales volume, amplifying impact.
- **Job Creation** – Increased demand and distribution growth expected to create new opportunities in logistics, sales, and US-based production.
- **Consumer Engagement** – "HYDR8 for Heroes" positioning builds loyalty and connection, aligning with the demand for purpose-driven products.
- **Nat'l Brand Presence** – Projected to scale from regional to nationwide distribution, positioning HYDR8 as a leading American hydration brand.

hydr8us.com | Amy L. McNally – Founder & CEO | amy@hydr8us.com | +1 757.641.6677

Core Competencies



Copacker Network – A vetted network that sustainably produces premium water from United States sources.

Product Line – All-natural artesian water domestically sourced from certified American aquifers, naturally filtered, smooth taste, and a pH above 7.8.

Retail Expertise –Proven track record in grocery, convenience, foodservice, and e-commerce channels.

Mission-Driven Branding – Aligns with consumer demand for purpose-based, socially responsible products.

Differentiators



- **Patriotic Brand Identity** – "HYDR8 for Heroes" resonates deep with Veterans, First Responders, and communities nationwide.

- **Social Impact** – Proud supporter of the Gary Sinise Foundation, giving back to those who serve.

- **Proven Leadership** – Led by Amy McNally, CEO, with experience in brand development and beverage distribution; a network of brokers, buyers, and distribution partners assisting the mission.

- **Premium Quality** – 100% domestically sourced water, naturally alkaline, with sustainable sourcing practices.

- **High-Growth Potential** – Positioned for rapid retail expansion strong consumer appeal and retailer alignment.

Corporate Data



Company Name: Hydr8 US LLC   Headquarters: San Diego, CA U.S.A.
Ownership: Woman-Owned, WBENC Certified and SBA Certified (EDWOSB)
Contact: Amy L. McNally, Founder & CEO / amy@hydr8us.com / +1 757.641.5577